Exhibit 99.1

                           Zarlink Semiconductor Inc.
                     (incorporated under the laws of Canada)
                           CONSOLIDATED BALANCE SHEETS
                     (in millions of U.S. dollars, CDN GAAP)

                                                      December 26,     March 28,
                                                          2003           2003
                                                      ------------     ---------
ASSETS                                                 (Unaudited)    (Note 1)
Current assets:
  Cash and cash equivalents                             $   18.6      $   23.5
  Short-term investments                                    59.7          89.5
  Restricted cash                                            9.5           6.2
  Trade accounts receivable - net                           29.4          20.3
  Other receivables                                          2.9           4.2
  Current portion of long-term receivables                   9.6            --
  Inventories                                               23.6          24.0
  Future income tax assets                                   1.2           1.0
  Prepaid expenses and other                                 9.4           7.4
                                                        --------      --------
                                                           163.9         176.1
Fixed assets - net                                          44.7          58.4
Long-term receivables                                       25.0          31.8
Other assets                                                 4.5           4.5
                                                        --------      --------
                                                        $  238.1      $  270.8
                                                        ========        ======
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

  Trade accounts payable                                $   18.0      $   10.1
  Employee-related payables                                 11.6          15.5
  Income and other taxes payable                            14.0          13.0
  Provisions for exit activities                             3.9           4.2
  Other accrued liabilities                                 10.8          12.6
  Deferred credits                                           1.0           1.1
  Current portion of long-term debt                          0.2           0.6
                                                        --------      --------
                                                            59.5          57.1

Long-term debt                                               0.1           0.2
Pension liabilities                                         17.1          14.3
Future income tax liabilities                                8.2           7.4
                                                        --------      --------
                                                            84.9          79.0
                                                        --------      --------
Commitments (Note 11)
Shareholders' equity:
  Redeemable preferred shares, unlimited shares
    authorized; 1,377,400  shares issued and
    outstanding (March 28, 2003 - 1,451,600)                19.6          20.9
  Common shares, unlimited shares authorized;
    no par value; 127,275,933  shares issued and
    outstanding (March 28, 2003 - 127,265,316)             407.8         407.8
  Contributed surplus                                        5.9           5.8
  Deficit                                                 (293.7)       (256.3)
  Translation account                                       13.6          13.6
                                                        --------      --------
                                                           153.2         191.8
                                                        --------      --------
                                                        $  238.1      $  270.8
                                                        ========      ========

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                         CONSOLIDATED STATEMENTS OF LOSS
        (in millions of U.S. dollars, except per share amounts, CDN GAAP)
                                   (Unaudited)

                                                    Three Months Ended           Nine Months Ended
                                                  ----------------------       ----------------------
                                                  Dec. 26,      Dec. 27,       Dec. 26,      Dec. 27,
                                                   2003          2002            2003          2002
                                                  -------       -------       --------      --------
Revenue                                           $  47.0       $   46.8      $   147.3     $   141.0
Cost of revenue                                      26.2           25.8           81.9          77.6
                                                  -------       --------      ---------     ---------
Gross margin                                         20.8           21.0           65.4          63.4
                                                  -------       --------      ---------     ---------
Expenses:
  Research and development                           19.5           24.3           57.9          67.2
  Selling and administrative                         11.8           12.8           38.0          38.2
  Asset impairment and other                          1.7              -            7.0             -
  Stock compensation expense                          0.1              -            0.1             -
                                                  -------       --------      ---------     ---------
                                                     33.1           37.1          103.0         105.4
                                                  -------       --------      ---------     ---------
Loss from operations                                (12.3)        (16.1)         (37.6)        (42.0)
Other income - net                                    0.1            0.8            0.6           3.8
Interest expense                                     (0.3)         (0.3)          (0.6)         (0.7)
                                                  -------       --------      ---------     ---------
Loss before income taxes                            (12.5)        (15.6)         (37.6)        (38.9)
Income tax (expense) recovery                         1.4            0.6            1.8         (0.7)
                                                  -------       --------      ---------     ---------
Net loss for the period                             (11.1)        (15.0)         (35.8)        (39.6)


Deficit, beginning of period                       (282.0)       (214.7)        (256.3)       (189.1)
                                                  -------       --------      ---------     ---------
                                                   (293.1)       (229.7)        (292.1)       (228.7)
Dividends on preferred shares                        (0.6)         (0.5)          (1.6)         (1.5)
                                                  -------       -------       --------      --------

Deficit, end of period                            $(293.7)      $(230.2)      $ (293.7)     $ (230.2)
                                                  =======       =======       ========      ========
Net loss attributable to common shareholders
 after preferred share dividends                  $ (11.7)      $ (15.5)      $  (37.4)     $  (41.1)
                                                  =======       =======       ========      ========
Net loss per common share:
      Basic and diluted                           $ (0.09)      $ (0.12)      $  (0.29)     $  (0.32)
                                                  =======       =======       ========      ========
Weighted average number of common shares
  outstanding (millions):
      Basic and diluted                             127.3         127.2          127.3         127.0
                                                  =======       =======       ========      ========

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     (in millions of U.S. dollars, CDN GAAP)
                                   (Unaudited)


                                                                Three Months Ended            Nine Months Ended
                                                              -----------------------       ----------------------
                                                              Dec. 26,       Dec. 27,       Dec. 26,      Dec. 27,
                                                               2003           2002            2003          2002
                                                              -------        -------        --------      --------
CASH PROVIDED BY (USED IN)
Operating activities:
  Net loss for the period                                     $ (11.1)      $  (15.0)      $  (35.8)      $  (39.6)
  Depreciation of fixed assets                                    3.0            4.2           10.3           12.8
  Amortization of other assets                                    0.4            0.3            1.2            0.9
  Future income taxes                                            (0.4)           0.1           (1.2)           0.1
  Other non cash changes in operating activities                  2.3           (0.5)           9.3           (2.0)
  Stock compensation expense                                      0.1             --            0.1             --
  Decrease (increase) in working capital
      Trade accounts and other receivables                       (2.8)           3.9           (8.4)           6.4
      Inventories                                                (1.8)           5.6            0.5           12.9
      Prepaid expenses and other                                 (0.1)           1.8           (3.6)           4.2
      Trade accounts payable and other accrued
        liabilities                                               2.8           (5.8)           2.7          (20.3)
      Deferred credits                                            0.3            3.7            0.1            4.0
                                                              -------       --------       --------       --------
Total                                                            (7.3)          (1.7)         (24.8)         (20.6)
                                                              -------       --------       --------       --------
Investing activities:
      Purchased short-term investments                          (59.7)        (103.1)        (144.7)        (252.7)
      Matured short-term investments                             35.2           62.3          174.5          228.3
      Proceeds from disposal of fixed and other assets            0.2             --            0.8            0.4
      Expenditures for fixed and other assets                    (1.5)          (1.4)          (4.7)          (5.7)
      Increase in long-term investments                            --             --             --           (0.4)
      Proceeds from sale of long-term investments                 0.6            4.2            0.6            4.2
                                                              -------       --------       --------       --------
Total                                                           (25.2)         (38.0)          26.5          (25.9)
                                                              -------       --------       --------       --------
Financing activities:
      Repayment of capital lease liabilities                     (0.1)          (0.4)          (0.5)          (1.8)
      Payment of dividends on preferred shares                   (0.6)          (0.5)          (1.6)          (1.5)
      Issue of common shares                                       --             --             --            0.5
      Repurchase of preferred shares                             (0.7)          (0.9)          (1.2)          (1.3)
      Increase in hypothecation of cash under letters
        of credit                                                (3.9)            --           (3.3)            --
                                                              -------       --------       --------       --------
Total                                                            (5.3)          (1.8)          (6.6)          (4.1)
                                                              -------       --------       --------       --------
Effect of currency translation on cash and cash
  equivalents                                                      --            1.4             --            2.8
                                                              -------       --------       --------       --------
Decrease in cash and cash equivalents                           (37.8)         (40.1)          (4.9)         (47.8)

Cash and cash equivalents, beginning of period                   56.4           67.9           23.5           75.6
                                                              -------       --------       --------       --------
Cash and cash equivalents, end of period                      $  18.6       $   27.8       $   18.6       $   27.8
                                                              =======       ========       ========       ========

        (See accompanying notes to the consolidated financial statements)

                           ZARLINK SEMICONDUCTOR INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (in millions of U.S. dollars, except per share amounts, CDN GAAP)
                                   (Unaudited)

1.   Basis of Presentation

     These unaudited interim consolidated financial statements have been prepared by Zarlink Semiconductor Inc. ("Zarlink" or the "Company") in United States (U.S.) dollars, unless otherwise stated, and in accordance with accounting principles generally accepted in Canada for interim financial statements and with the instructions to Form 10-Q and Regulation S-X pertaining to interim financial statements. Accordingly, these interim consolidated financial statements do not include all information and footnotes required by generally accepted accounting principles ("GAAP") for complete financial statements. In the opinion of management of the Company, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at December 26, 2003 and the results of operations and cash flows of the Company for the three and nine month periods ended December 26, 2003 and December 27, 2002, respectively, in accordance with Canadian GAAP, applied on a consistent basis. The consolidated financial statements include the accounts of Zarlink and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated. Separate U.S. GAAP financial statements are also prepared and presented to shareholders.

     The balance sheet at March 28, 2003 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the financial statements and notes thereto contained in the Canadian Consolidated Financial Statements for the year ended March 28, 2003. The Company's fiscal year-end is the last Friday in March.

     The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year or future periods.

2.   Change in functional currency

     Since the third quarter of Fiscal 2002, the Company has presented its financial statements in U.S. dollars. However, the Company has historically measured the parent company's financial statements in Canadian dollars and its subsidiaries' financial statements in their respective local currencies. Effective March 29, 2003, the beginning of Fiscal 2004, as a result of the Company's increased economic activities denominated in U.S. dollars, the U.S. dollar has become the functional currency across the Company's operations.

     Prior  to  March  29,  2003,  the  financial   statements  of  the  foreign
     subsidiaries were measured using the local currency as the functional currency. All balance sheet amounts were translated using the exchange rates in effect at the applicable period end, and income statement amounts were translated using the weighted average exchange rates for the applicable period. Any gains and losses resulting from the changes in exchange rates from year to year were reported as a separate component of other comprehensive loss included in Shareholders' Equity.

     Effective March 29, 2003, the carrying value of monetary balances denominated in currencies other than U.S. dollars were remeasured at the balance sheet date rates of exchange. The gains or losses resulting from the remeasurement of these amounts have been reflected in earnings in the respective periods. Non-monetary items and any related amortization of such items are measured at the rates of exchange in effect when the assets were acquired or obligations incurred. All other income and expense items have been remeasured at the average rates prevailing during the period.

        (in millions of U.S. dollars, except per share amounts, CDN GAAP)

3.   Recently issued accounting pronouncements

     The CICA has issued CICA Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations" (Section 3475). The provisions of
     Section 3475 apply to disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003, with earlier adoption encouraged. The new standard replaces requirements for the disposal of assets and discontinued operations that were contained in Section 3061, "Property, Plant and Equipment", and in the previous Section 3475, "Discontinued Operations", and harmonizes Canadian GAAP requirements with the corresponding U.S. GAAP requirements under FASB's Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). Application of the new Section 3475 is prospective and adoption of the new standard will impact the accounting for future disposals of long-lived assets and discontinued operations.

     The CICA has issued CICA Handbook Section 3063, "Impairment of Long-Lived Assets" (Section 3063). Section 3063 will be effective for fiscal years beginning on or after April 1, 2003, with earlier adoption encouraged. Application of Section 3063 is prospective. The new standard replaces requirements for the write-down of assets previously contained in Section 3061, "Property, Plant and Equipment", and harmonizes Canadian GAAP requirements with the corresponding U.S. GAAP requirements under SFAS 144. The adoption of Section 3063 is not expected to have a material impact on the Company's financial statements.

     In October 2003, the CICA revised CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870"). Section 3870 establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants common shares, stock options, or other equity instruments, or incurs liabilities based on the price of common shares or other equity instruments. Section 3870 outlines a fair value based method of accounting required for certain stock-based compensation, and provides alternative methods of transition for change to this method. The provisions of this amendment are effective for the Company's Fiscal year 2005 and apply to all employee grants. As permitted under the amendment, Zarlink Semiconductor will voluntarily adopt the provisions of this statement in the fourth quarter of Fiscal 2004 for all awards granted or modified since the beginning of Fiscal 2004. The impact of adoption will not have a material impact on the financial position and results from operations for the first nine months of Fiscal 2004. However, the impact of adoption on future periods will depend on various factors including, but not limited to, the volume and types of stock-based transactions entered into in future periods, the Company's common share price, and the volatility of common shares. Due to the uncertainty surrounding these factors, the expense to be recognized in future periods will vary as a result of the adoption of the fair value based method.

4.   Stock-based compensation

     Pro forma information regarding net income (loss) and net income (loss) per share is required by CICA Handbook Section 3870 as if the Company had accounted for its stock-based awards to employees under the fair value method. The fair value of the Company's stock-based awards to employees is estimated using a Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

        (in millions of U.S. dollars, except per share amounts, CDN GAAP)


                                                  Three Months Ended           Nine Months Ended
                                                ----------------------       ----------------------
                                                Dec. 26,      Dec. 27,       Dec. 26,      Dec. 27,
                                                 2003          2002            2003          2002
                                                -------       -------       --------      --------
     Net loss, as reported                      $ (11.1)      $ (15.0)      $  (35.8)      $ (39.6)
     Adjustments:
        Stock compensation expense as reported      0.1            --            0.1            --
        Pro forma stock compensation expense       (3.4)         (3.3)          (9.6)        (10.0)
                                                -------       -------       --------       -------
     Pro forma net loss                         $ (14.4)      $ (18.3)      $  (45.3)      $ (49.6)
                                                -------       -------       --------       -------
     Net loss per common share, as reported
        Basic and diluted                       $ (0.09)      $ (0.12)      $  (0.29)      $ (0.32)
                                                -------       -------       --------       -------
     Pro forma net loss per common share:
        Basic and diluted                       $ (0.12)      $ (0.15)      $  (0.37)      $ (0.40)
                                                -------       -------       --------       -------

     Based upon the fair value method of accounting for stock compensation expense, the pro forma net loss for the quarter ended December 26, 2003, was increased by $3.3 as compared to the net loss, as reported ($3.3 for the quarter ended December 27, 2002). The pro forma net loss for the nine months ended December 26, 2003 was increased by $9.5 as compared to the net loss, as reported ($10.0 for the nine months ended December 27, 2002).

     Pro forma financial information required by CICA Handbook Section 3870 has been determined as if the Company had accounted for its employee stock options using the Black-Scholes fair value option pricing model with the following weighted-average assumptions for the three and nine month fiscal periods ended December 26, 2003 and December 27, 2002:


                                                  Three Months Ended           Nine Months Ended
                                                ----------------------       ----------------------
                                                Dec. 26,      Dec. 27,       Dec. 26,      Dec. 27,
                                                 2003          2002            2003          2002
                                                -------       -------       --------      --------
       Weighted  average fair value price
         of the options  granted during the
         quarter                                $   1.50      $  1.19          $ 1.74       $  1.82

       Risk free interest rate                     3.26%        3.45%           3.15%         3.82%
       Dividend yield                                Nil          Nil             Nil           Nil
       Volatility factor of the expected
         market price of the Company's
         common stock                              0.701        0.673           0.692         0.622
       Weighted average expected life of
         the options                           3.3 years    3.1 years       3.3 years     3.1 years

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

5.   Inventories

                                                   Dec. 26,         March 28,
                                                     2003             2003
                                                  --------          --------
     Raw materials                                 $    2.4          $    2.6
     Work-in-process                                   17.0              18.3
     Finished goods                                     4.2               3.1
                                                   --------          --------
                                                   $   23.6          $   24.0
                                                   ========          ========

        (in millions of U.S. dollars, except per share amounts, CDN GAAP)

6.   Fixed assets

                                                  Dec. 26,         March 28,
                                                    2003             2003
                                                 --------          --------
     Cost                                        $  175.0          $  174.5
     Accumulated depreciation                       130.3             116.1
                                                 --------          --------
                                                 $   44.7          $   58.4
                                                 ========          ========

     The Company recorded an impairment loss on fixed assets of $1.4 and $6.1, respectively, during the three and nine months ended December 26, 2003, as a result of a review of the ongoing usage of the Company's testing equipment and enterprise resource planning system.

7.   Long term receivables

                                                  Dec. 26,         March 28,
                                                    2003             2003
                                                 --------          --------
     Note receivable, non-interest bearing       $   16.9          $   15.9
     Investment tax credits recoverable              17.7              15.9
                                                 --------          --------
                                                     34.6              31.8
     Less: current portion                           (9.6)               --
                                                 --------          --------
                                                 $   25.0          $   31.8
                                                 ========          ========

     Based upon the terms of the Plymouth Foundry sale agreement with X-FAB Semiconductor Foundries AG, the first payment of $10.0 against the discounted note receivable is due in June 2004 with the final payment of $8.0 due in March 2005.

8.   Other assets

                                                  Dec. 26,         March 28,
                                                    2003             2003
                                                 --------          --------
     Patents, trademarks, and other
       intangible assets:
       Cost                                      $   10.8          $    9.5
       Accumulated amortization                      (6.3)             (5.0)
                                                 --------          --------
       Patents, trademarks, and other
         intangible assets - net                 $    4.5           $   4.5
                                                 ========          ========

     The amortization of patents, trademarks and other intangible assets amounted to $ 0.4 and $ 1.2 , respectively, for the three and nine months ended December 26, 2003 (three and nine months ended December 27, 2002 - $0.3 and $0.9, respectively).

9.   Provisions for exit activities

                                                  Dec. 26,         March 28,
                                                   2003              2003
                                                 --------          --------
     Restructuring provisions                    $    3.3          $    2.9
     Provision for disposal of discontinued
       operations                                      --               0.1
     Provision for disposal of foundry
       businesses                                     0.6               1.2
                                                 --------          --------
                                                 $    3.9          $    4.2
                                                 ========          ========

     During  the  second  and  third   quarters  of  Fiscal  2004,  the  Company
     implemented further cost reductions in efforts to outsource programs and streamline operations. During the three months ended December 26, 2003, the Company incurred workforce reduction costs of $2.9 ($6.3 year-to-date) as a result of reducing the Company's employee base by approximately 100 employees, bringing the total employee reduction to approximately 220 for the first nine months of Fiscal 2004. The reductions were performed globally across all job categories and business units. During the third quarter, severance costs of $1.4 ($2.4 year-to-date) were included in research and development, related to a reduction in R&D engineers, and as a result of a further reduction in the selling and administrative workforce, severance costs of $1.1 ($2.9 year-to-date) were included in selling and administration. The Company also recorded severance costs of $0.4 ($1.0 year-to-date) in cost of revenue, related to further cost reductions as it finalizes its outsourcing programs and streamlines operations.

        (in millions of U.S. dollars, except per share amounts, CDN GAAP)

     As a result of the workforce reduction program and streamlining of operations, the Company recorded a charge of $nil during the third quarter of Fiscal 2004 ($0.6 year-to-date), included in asset impairment and other, related to excess space under lease contract in Canada.

     Of the $2.9 of restructuring provision recorded in the third quarter of Fiscal 2004, $1.8 related to the Network Communications segment, $1.0 related to the Consumer Communications segment, and $0.1 related to the Ultra Low-Power Communications segment. The restructuring provision recorded in the nine months ended December 26, 2003 included $4.4 related to the Network Communications segment, $1.9 pertaining to the Consumer Communications segment, and $0.6 in the Ultra Low-Power Communications segment.

     The remaining restructuring provision relates mostly to idle and excess space as a result of exit activities implemented and completed in Fiscal 2002 and Fiscal 2001, that will be paid over the lease term unless settled earlier.

     The following table summarizes the continuity of these restructuring provisions for the three and nine months ended December 26, 2003:


                                                  Workforce   Lease and contract
                                                  reduction      settlement         Total
                                                  ---------      ----------         -----

     Balance, March 28, 2003                      $   0.3         $  2.6            $  2.9
     Cash drawdowns during quarter                   (0.1)          (0.2)             (0.3)
                                                  -------         ------            ------
     Balance, June 27, 2003                       $   0.2         $  2.4            $  2.6
     Restructuring activities during the quarter      3.4            0.6               4.0
     Cash drawdowns during quarter                   (2.2)          (0.6)             (2.8)
                                                  -------         ------            ------
     Balance, Sept. 26, 2003                      $   1.4         $  2.4            $  3.8
     Restructuring activities during the quarter      2.9             --               2.9
     Cash drawdowns during quarter                   (3.3)          (0.1)             (3.4)
                                                  -------         ------            ------
     Balance, Dec. 26, 2003                       $   1.0         $  2.3            $  3.3
                                                  =======         ======            ======

10.  Guarantees

     Performance guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement. The Company has an outstanding performance guarantee related to a managed services agreement ("project agreement") undertaken by the Systems business, which was sold to companies controlled by Dr. Terence H. Matthews on February 16, 2001 and is now operated as Mitel Networks Corporation ("Mitel"). This performance guarantee remained with the Company following the sale of the Systems business to Dr. Matthews. The project agreement and the Company's performance guarantee extend until July 16, 2012. The terms of the project agreement continue to be fulfilled by Mitel. The maximum potential amount of future undiscounted payments the Company could be required to make under the guarantee, at December 26, 2003, was $35.5 (20.0 British Pounds), assuming the Company is unable to secure the completion of the project. The Company is not aware of any factors as at December 26, 2003 that would prevent the project's completion under the terms of the agreement. In the event that Mitel is unable to fulfill the commitments of the project agreement, the Company believes that an alternate third-party contractor could be secured to complete the agreement requirements. At December 26, 2003, the carrying value of this guarantee was $nil.

     The Company periodically has entered into agreements with customers and suppliers that include limited intellectual property indemnifications that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of the intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

        (in millions of U.S. dollars, except per share amounts, CDN GAAP)

     In connection with the sale of the Systems business on February 16, 2001, the Company provided to the purchaser certain income tax indemnities with an indefinite life and with no maximum liability for the taxation periods up to February 16, 2001, the closing date of the sale. As at December 26, 2003, the taxation years 2000 to February 16, 2001 are subject to audit by taxation authorities.

     As at December 26, 2003, the Company has guaranteed a custom bond amounting to $2.8 to a third party on behalf of a subsidiary.

     The Company records a liability based upon its historical experience with warranty claims. The table below presents a reconciliation of the changes in the Company's product warranty accrual for the three and nine month periods ended December 26, 2003:

                                                   Three Months     Nine Months
                                                      Ended            Ended
                                                  Dec. 26, 2003    Dec. 26, 2003
                                                  -------------    -------------
     Beginning balance                                $  0.1           $   --
     Accruals for new and pre-existing warranties         --              0.5
     Reduction based on change in estimates               --             (0.4)
                                                      ------           ------
     Ending balance                                   $  0.1           $  0.1
                                                      ======           ======

11.  Commitments

     The Company had letters of credit outstanding as at December 26, 2003 of approximately $9.2 (December 27, 2002 - $6.0). Cash and cash equivalents of $9.5 have been pledged as security against certain outstanding letters of credit, which expire within 12 months, and are presented as restricted cash.

     During the third quarter of Fiscal 2004, the Company cancelled the operating line component of its revolving global credit facility, as it was not being utilized or required by the Company. This resulted in reducing the total credit facility from $19.0 (Cdn $25.0) to a facility of $9.5 (Cdn $12.5) available for letters of credit.

     Prior to the third quarter of Fiscal 2004, the Company had not met a quarterly financial covenant with respect to shareholder's equity under the Company's credit facility, as a result of restructuring and impairment losses recorded since the fourth quarter of Fiscal 2003. In previous quarters the Company had obtained a waiver from the bank in respect of the financial covenant. In addition to the reduction in the amount of the credit facility, the financial covenant with respect to shareholder's equity was also modified under the new agreement, such that no waiver was required as at December 26, 2003.

12.  Redeemable Preferred Shares

     There were 64,300 preferred shares purchased during the nine months ended December 26, 2003 for cash consideration of $1.2. As at December 26, 2003, there were 12,900 repurchased preferred shares that had not been cancelled by the end of the quarter.

     During the third quarter of Fiscal 2004, the Company paid dividends on its redeemable preferred shares of $0.6 and declared a quarterly dividend of $0.38 (Cdn$0.50) per share, resulting in a cumulative dividend of $1.14 (Cdn$1.50) per share for the first nine months of Fiscal 2004.

13.  Capital stock

     a) The Company has not declared or paid any dividends on its common shares.

     b) On June 6, 2002, the Company announced its intention to continue its normal course issuer bid program for up to 6,358,203 common shares (5 percent of 127,164,078 common shares issued and outstanding at May 31,
          2002) between June 10, 2002 and June 9, 2003. No shares were repurchased under the normal course issuer bid program in the period ended June 9, 2003. The program was not renewed.

        (in millions of U.S. dollars, except per share amounts, CDN GAAP)

     c)   A summary of the Company's stock option activity is as follows:

                                                        Nine Months Ended
                                               ---------------------------------
                                               December 26,         December 27,
                                                  2003                  2002
                                               ------------         ------------
     Outstanding Options:
     Balance, beginning of period              10,828,557           10,914,962
     Granted                                      379,500              400,300
     Exercised                                    (10,617)            (109,193)
     Forfeited                                 (1,396,565)          (1,896,121)
                                               ----------           ----------
     Balance, end of period                     9,800,875            9,309,948
                                               ==========           ==========

     As at December 26, 2003,  there were 4,731,187 (March 28, 2003 - 3,714,122)
     options available for grant under the stock option plan approved by the Company's shareholders on December 7, 2001. The exercise price of outstanding stock options ranges from $2.59 to $28.50 per share with exercise periods extending to December 2009. The exercise price of stock options was based on prices in Canadian dollars translated at the U.S. dollar exchange rate on December 26, 2003.

     d) The net loss per common share figures were calculated based on the net loss after the deduction of preferred share dividends and using the weighted monthly average number of shares outstanding during the respective periods. Diluted earnings per share is computed in accordance with the treasury stock method based on the average number of common shares and dilutive common share equivalents.

     The following potentially dilutive common share equivalents have been excluded from the computation of diluted loss per share because they were anti-dilutive due to the reported net loss for the periods presented:

                              Three Months Ended         Nine Months Ended
                             -------------------       ---------------------
                             Dec. 26,   Dec. 27,       Dec. 26,     Dec. 27,
                              2003        2002          2003          2002
                             ------      ------        ------        ------
     Stock options           19,599      30,473       328,532        91,921
                             ======      ======       =======        ======

     The following stock options were excluded from the computation of common share equivalents because the options' exercise price exceeded the average market price of the common shares, thereby making them anti-dilutive:

                                   Three Months Ended        Nine Months Ended
                                  -------------------       -------------------
                                  Dec. 26,   Dec. 27,       Dec. 26,   Dec. 27,
                                   2003        2002          2003        2002
                                  ------      ------        ------      ------
     Number of outstanding
       options                  9,488,938   9,218,448      7,126,213   8,837,767

     Average exercise price per
        share                      $ 9.13      $ 8.92        $ 10.87      $ 9.21

     The average exercise price of stock options was based on prices in Canadian dollars translated at the U.S. dollar exchange rate on the applicable period end date.

14.  Other income (expense)-- net


                                                     Three Months Ended                   Nine Months Ended
                                              -------------------------------      -------------------------------
                                              Dec. 26, 2003     Dec. 27, 2002      Dec. 26, 2003     Dec. 27, 2002
                                              -------------     -------------      -------------     -------------
     Interest income                             $  0.7            $  0.7              $ 2.1            $  2.6
     Foreign exchange gain (loss)                  (1.2)             (0.6)              (2.1)              0.5
     Gain on sale of long-term investments          0.6               0.7                0.6               0.7
                                                  -----            ------             ------            ------
     Other income (net)                           $ 0.1            $  0.8             $  0.6            $  3.8
                                                  =====            ======             ======            ======

     On December 5, 2003, the Company sold its investment in a privately held company for cash proceeds of $0.6. The carrying value had been written down to $nil in Fiscal 2002 to reflect an impairment of the investment.

        (in millions of U.S. dollars, except per share amounts, CDN GAAP)

15.  Income Taxes

     An income tax recovery of $1.4 was recorded for the third quarter of Fiscal 2004 as a result of a recovery of domestic income taxes, compared with a recovery of $0.6 for the corresponding period in Fiscal 2003. During the nine months ended December 26, income tax recovery was $1.8, compared with an expense of $0.7 for the first nine months of Fiscal 2003.

     The Company is subject to income taxes in Canada, the United Kingdom, the United States and numerous other foreign jurisdictions. The Company has recorded a valuation allowance on its future tax assets, and recorded only future tax assets that can be applied against income in taxable jurisdictions or applied against future tax liabilities that will reverse in the future. Significant judgment is required in determining the provision for income taxes and the valuation allowance on deferred tax assets. In establishing the appropriate valuation allowance for tax loss carry-forwards and investment tax credits, it is necessary to consider all available evidence, both positive and negative.

     Management periodically reviews the Company's valuation allowance to determine whether the overall tax estimates are reasonable. When management performs its quarterly assessments of the valuation allowance, it may be determined that an adjustment is required to the valuation allowance, which may have a material impact on the Company's financial position and results of operations.

16.  Information on business segments

     Business Segments

     The Company's operations are comprised of three reportable business segments - Network Communications, Consumer Communications, and Ultra Low-Power Communications. Reportable segments are business units that offer different products and services, employ different production processes and methods of distribution, sell to different customers, and are managed separately because of these differences.

     The Company targets the communications industry with products that specialize in broadband connectivity solutions over wired, wireless and optical media, as well as through ultra low-power communications solutions. The Network Communications business segment offers products that provide connectivity to the enterprise and metro sectors such as feeder, aggregation and transmission applications, and products that address the multi-protocol physical and network layers. The Consumer Communications business segment offers products that allow users to connect to the network. These products include wireless (for example, cellular chipsets) and infotainment applications (for example, set-top boxes and digital TV). The Ultra Low-Power Communications business segment provides ASIC solutions for applications such as pacemakers, hearing aids and portable instruments.

     The Chief Executive Officer ("CEO") is the chief operating decision maker in assessing the performance of the segments and the allocation of resources to the segments. The CEO evaluates the financial performance of each business segment and allocates resources based on operating income. The Company does not allocate stock compensation expense, special charges or gains, interest income, interest expense or income taxes to its reportable segments. In addition, the Company does not use a measure of segment assets to assess performance or allocate resources. As a result, segmented asset information is not presented; however, depreciation of fixed assets is allocated to the segments based on the estimated asset usage. The accounting policies of the reportable segments are the same as those of the Company as reflected in the consolidated financial statements.

        (in millions of U.S. dollars, except per share amounts, CDN GAAP)


Three Months Ended Dec. 26, 2003                 Network             Consumer        Ultra Low-Power   Unallocated
                                              Communications      Communications     Communications       Costs         Total
                                              --------------      --------------     --------------    -----------      -----
Total external sales revenue                     $ 24.6              $ 14.9              $  7.5           $   --       $ 47.0
Depreciation of buildings and equipment             1.8                 0.8                 0.4               --          3.0
Asset impairment and other                          1.6                 0.1                  --               --          1.7
Stock compensation expense                           --                  --                  --              0.1          0.1
Segment's operating income (loss)                  (6.7)               (5.6)                0.1             (0.1)       (12.3)

                                                 Network             Consumer        Ultra Low-Power   Unallocated
Three Months Ended Dec. 27, 2002              Communications      Communications     Communications       Costs         Total
                                              --------------      --------------     --------------    -----------      -----
Total external sales revenue                     $ 27.8              $ 12.0              $  7.0           $   --       $ 46.8
Depreciation of buildings and equipment             2.7                 1.3                 0.2               --          4.2
Segment's operating loss                           (9.7)               (5.2)               (1.2)              --        (16.1)

Nine Months Ended Dec. 26, 2003                  Network             Consumer        Ultra Low-Power   Unallocated
                                              Communications      Communications     Communications       Costs         Total
                                              --------------      --------------     --------------    -----------      -----
Total external sales revenue                     $ 78.9              $ 42.1              $ 26.3           $   --       $147.3
Depreciation of buildings and equipment             5.5                 3.3                 1.5               --         10.3
Asset impairment and other                          4.6                 2.0                 0.4               --          7.0
Stock compensation expense                           --                  --                  --              0.1          0.1
Segment's operating loss                          (21.0)              (16.0)               (0.5)            (0.1)       (37.6)

                                                 Network             Consumer        Ultra Low-Power   Unallocated
Nine Months Ended Dec. 27, 2002               Communications      Communications     Communications       Costs         Total
                                              --------------      --------------     --------------    -----------      -----
Total external sales revenue                     $ 85.6              $ 35.0              $ 20.4            $  --       $141.0
Depreciation of buildings and equipment             8.5                 3.9                 0.4               --         12.8
Segment's operating loss                          (21.8)              (17.6)               (2.6)              --        (42.0)

17.  Supplementary cash flow information

     The following table summarizes the Company's other non cash changes in operating activities:


                                                  Three Months Ended           Nine Months Ended
                                                ----------------------       ----------------------
                                                Dec. 26,      Dec. 27,       Dec. 26,      Dec. 27,
                                                 2003          2002            2003          2002
                                                -------       -------       --------      --------
Cash provided by (used in)
  Gain on disposal of fixed assets                $   --      $ (0.1)        $ 0.1         $ (0.1)
  Foreign exchange loss (gain) on short-term
    investments                                       --         0.3            --           (1.2)
  Change in pension liabilities                      1.2          --           2.8             --
  Impairment of fixed assets                         1.7          --           6.4             --
  Provision for excess space under lease
    contract                                          --          --           0.6             --
  Gain on sale of long-term investments             (0.6)       (0.7)         (0.6)          (0.7)
                                                  ------      ------         -----         ------
Other non cash changes in operating activities    $  2.3      $ (0.5)        $ 9.3         $ (2.0)
                                                  ======      ======         =====         ======

18.  Comparative figures

     Certain of the Fiscal 2003 comparative figures have been reclassified to conform to the presentation adopted in Fiscal 2004.

        (in millions of U.S. dollars, except per share amounts, CDN GAAP)

Exhibit 99.2

ZARLINK SEMICONDUCTOR INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CANADIAN SUPPLEMENT

             (in millions of U.S. dollars, except per share amounts,
                        and in accordance with CDN GAAP)

The following Management's Discussion and Analysis of Financial Condition and Results of Operations - Canadian Supplement ("Canadian Supplement") should be read in conjunction with Zarlink's Management's Discussion and Analysis of Financial Condition and Results of Operations included in Item 2 of this Quarterly Report. The Canadian Supplement should also be read in conjunction with the unaudited consolidated financial statements and notes thereto prepared in accordance with U.S. GAAP (included in Item 1 of this Quarterly Report), the unaudited consolidated financial statements and notes thereto prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") (included in Exhibit 99.1) and the audited consolidated financial statements and notes thereto included in the Company's Annual Information Form for the fiscal year ended March 28, 2003.

Certain statements in this Canadian Supplement constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Zarlink, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: increasing price and product/service competition by foreign and domestic competitors, including new entrants; rapid technological developments and changes; the ability to continue to introduce competitive new products on a timely, cost-effective basis; delays in product development; product mix; the ability to ensure continuity of supply from outside fabrication services; changes in environmental and other domestic and foreign governmental regulations; protection and validity of patent and other intellectual property rights; import protection and regulation; industry competition; industry capacity and other industry trends; the ability of the Company to attract and retain key employees; demographic changes and other factors referenced in the Company's Annual Report on Form 10-K for the fiscal year ended March 28, 2003.

The Canadian Supplement has been prepared by management to provide an analysis of the material differences between Canadian GAAP and U.S. GAAP with respect to Zarlink's financial condition and results of operations.

RESULTS OF OPERATIONS


                                              Three Months Ended                 Nine Months Ended
                                           -------------------------         --------------------------
(millions of U.S. dollars)                 Dec. 26,         Dec. 27,          Dec. 26,         Dec. 27,
                                             2003             2002              2003             2002
                                           --------         --------         --------         --------
Loss before income taxes - U.S. GAAP       $  (12.6)        $  (13.4)        $  (37.7)        $  (33.2)
                                           ========         ========         ========         ========
Loss before income taxes - CDN GAAP        $  (12.5)        $  (15.6)        $  (37.6)        $  (38.9)
                                           ========         ========         ========         ========
Net loss for the period - U.S. GAAP        $  (11.2)        $  (13.7)        $  (36.3)        $  (34.4)
                                           ========         ========         ========         ========
Net loss for the period - CDN GAAP         $  (11.1)        $  (15.0)        $  (35.8)        $  (39.6)
                                           ========         ========         ========         ========
Net loss per common share - U.S. GAAP      $  (0.09)        $  (0.11)        $  (0.30)        $  (0.28)
                                           ========         ========         ========         ========
Net loss per common share - CDN GAAP       $  (0.09)        $  (0.12)        $  (0.29)        $  (0.32)
                                           ========         ========         ========         ========

The difference in loss before income taxes between U.S. and Canadian GAAP was principally due to differences in the treatment of stock compensation expense, the treatment of imputed interest income on the valuation of the long-term note receivable, and the method used to record an impairment charge for long-lived and intangible assets in previous years.

In the third quarter of Fiscal 2004 there was $0.1 of stock compensation expense recorded in the Company's earnings under both Canadian and U.S. GAAP. Prior to Fiscal 2003, stock compensation expense was not recorded in the Company's earnings under Canadian GAAP. In the first nine months of Fiscal 2003 the Company recorded a stock compensation recovery of $1.4 under U.S. GAAP. As a result, the loss from operations and net loss under Canadian GAAP as compared to U.S. GAAP was higher by $1.4 for the nine months ended December 27, 2002.

        (in millions of U.S. dollars, except per share amounts, CDN GAAP)

Under Canadian GAAP there are differences in the net book values of certain tangible and intangible assets as a result of different methods used to determine fair values resulting from their impairment in previous years. The different net book values of tangible and intangible assets resulted in a higher depreciation and amortization expense under Canadian GAAP by $0.2 for the three months ended December 26, 2003 (three months ended December 27, 2002 - higher by $1.1). For the first nine months of Fiscal 2004, the differences resulted in a higher depreciation and amortization expense under Canadian GAAP by $0.6 (nine months ended December 27, 2002 - higher by $3.2).

The Canadian GAAP other income was higher than the corresponding U.S. GAAP amount due to differences in the treatment of imputed interest income on the valuation of a long-term note receivable. Under Canadian GAAP, the interest income has been recorded in the Company's earnings, as compared to under U.S. GAAP, where the income has been deferred and netted against the value of the note receivable. The difference in accounting resulted in a higher other income under Canadian GAAP by $0.3 for the three months ended December 26, 2003 (three months ended December 27, 2002 - no difference). For the first nine months of Fiscal 2004, the difference resulted in a higher other income under Canadian GAAP by $1.1 (nine months ended December 27, 2002 - no difference).

Under Canadian GAAP, unrealized gains and losses on forward contracts identified as hedges may be deferred as long as there is reasonable assurance that the hedge will be effective. Under U.S. GAAP, deferral is allowed for contracts meeting the requirements for cash flow hedging under FAS 133. Prior to the adoption of FAS 133, deferral was allowed only on contracts intended to hedge identifiable firm commitments. The difference in accounting resulted in higher Canadian GAAP net loss by $nil for the three months ended December 26, 2003 (three months ended December 27, 2002 - higher net loss by $0.2). For the first nine months of Fiscal 2004, the difference in accounting resulted in higher Canadian GAAP net loss by $nil (nine months ended December 27, 2002 - higher net loss by $0.7).

Under Canadian GAAP, capital taxes and investment tax credits are included in operating income. Under U.S. GAAP, capital taxes and investment tax credits are included in income tax expense. For the nine months ended December 26, 2003, the Canadian GAAP operating loss was higher, and income tax recovery was higher by $0.4, and for the nine months ended December 27, 2002, operating loss was higher and income tax expense was lower by $0.5.